FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Joint Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

Information furnished as at 7 August 2003

REED ELSEVIER PLC

REED ELSEVIER NV

(Registrant)

(Registrant)

25 Victoria Street

Sara Burgerhartstraat 25

LONDON

1055 KV AMSTERDAM

SW1H 0EX

THE NETHERLANDS

(Address of principal executive office)

(Address of principal executive office)

(Indicate by check mark whether the registrant furnishes or will furnish annual reports under cover of Form 20-F or Form 40-F).

Form 20-F ✓

Form 40-F ….

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ….

No ✓

Schedule of Information contained in this Report

Interim Statement for the six months ended 30 June 2003, containing the results of the Reed Elsevier combined business together with summary results for both Reed Elsevier PLC and Reed Elsevier NV, which was mailed to Reed Elsevier PLC shareholders today, and made available to Reed Elsevier NV shareholders, also from today.

#

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.

REED ELSEVIER PLC

REED ELSEVIER NV

/S/ L. DIXON

/S/ L. DIXON

By: L. Dixon

By: L. Dixon
Title: Deputy Secretary

Title: Authorised Signatory

Date: 7 August 2003

Date: 7 August 2003

#